SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:	8

a. Acceptance of the resignation of Mr. Takashi Ooi as
a director, effective immediately;
b. Election of Mr. Hideaki Ozaki as a director to serve
as such effective immediately and for the unexpired
term of Mr. Takashi Ooi, his predecessor in office;
c. Appointment/promotion of certain officers;
d. Full Conversion of 2013 Bonds and Partial Conversion
of 2014 Bonds; subscription to increase in authorized
capital stock of Digital Telecommunications
Philippines, Inc.;
e. Cash dividend declaration on the Company’s Series H,
L, M and Y 10% Cumulative Convertible Preferred Stock;
and
f. Final cash dividend declaration on the Company’s
Series A to FF 10% Cumulative Convertible Preferred
Stock.

Exhibit 1

December 6, 2011

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 1 of 8

Exhibit 1

December 6, 2011

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention:	Director Justina F. Callangan Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 2 of 8

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
2,181,821 As of November 14, 2011	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Page 3 of 8

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	December 6, 2011

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Page 4 of 8

Exhibit 1

11.	Item 4 (Resignation and Election of Director and Election/Appointment of Officers) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on December 6, 2011:

A.	Resignation and Election of Director

1.	The Board accepted the resignation of Mr. Takashi Ooi as a director, effective immediately.

The resignation of Mr. Ooi is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

2.	The Board elected Mr. Hideaki Ozaki as a director to serve as such effective immediately and for the unexpired term of Mr. Ooi, his predecessor in office.

Mr. Ozaki is the Vice President of Planning, Global Sales of NTT Communications Corporation (NTT Com). Prior to that, he served as Vice President of Global Strategy, Global Business Division of NTT Com since 2006 and as Director of Legal and Internal Audit Department of NTT Com from 2003 to 2006. He also served as Vice President of Sales and Corporate Planning of NTT Communications (Thailand) Co., Ltd. from 1999 to 2003 and as Manager of Overseas Business Planning, Global Service Division of Nippon Telegraph and Telephone Corporation from 1995 to 1999. Mr. Ozaki obtained his Bachelor’s Degree in Law from University of Tokyo and Master’s Degree in Law from University of Pennsylvania.

B.	Appointment/Promotion of Officers

1.	The Board approved the promotion of the following persons to the positions indicated opposite their respective names, effective January 1, 2012:

Name	Position

1. Ernesto R. Alberto	From Senior Vice President to Executive Vice President, Head of Enterprise and International and Carrier Businesses

2. Alejandro O. Caeg	From First Vice President to Senior Vice President, Head of International and Carrier Business

2.	The Board confirmed the appointment of the following persons to the positions indicated opposite their respective names, effective January 1, 2012:

Name	Position

1. Isaias Ariel P. Fermin	Head for Home Business Segment

2. Noel Lorenzana	Head for Individual/Personal Business Segment

Page 5 of 8

Exhibit 1

Mr. Isaias Ariel P. Fermin has over 20 years of solid marketing, sales and entrepreneurial experience gained from leading Fast Moving Consumer Group companies locally and globally. Prior to joining the PLDT Group, Mr. Fermin was the President of Greenwich Food Corporation and Chowking Food Corporation of the Jollibee Foods Corporation from 2008 to 2011. He also served as Country Director of Nike Philippines from 2006 to 2008 and handled various posts in Unilever-Bestfoods California Manufacturing Company from 1998 to 2005 as senior executive for sales, marketing, media and innovation process management. Mr. Fermin obtained his Bachelor of Science in Chemical Engineering Degree from the University of the Philippines.

Mr. Noel Lorenzana was the President and Chief Operating Officer of NutriAsia Group, makers of leading food brands, since November 2008. Prior to that, he was the Chairman and Managing Director of Unilever Malaysia and Singapore from 2007 until October 2008. He held management positions in several Unilever companies including Unilever Philippines Home and Personal Care, as Marketing Director, Marketing Operations Lead for Southeast Asia from 2004 to 2007 and as Business Planning and Trade Marketing Director of Unilever Philippines from 2000 to 2001, Unilever Oral Care Category, Jakarta Indonesia, as Vice President Asia from 2001 to 2004 and Unilever Shanghai Toothpaste Company, Shanghai China, as Marketing Director and Head of Trade Marketing from 1997 to 1999. Mr. Lorenzana obtained his Bachelor of Science in Chemical Engineering Degree from the University of the Philippines and attended various Executive Programs at the Massachusetts Institute of Technology in Boston, Kellog School of Management in Chicago, and Ashridge Management School in London.

C.	Notice of Conversion/Exchange of Bonds and Subscription to Increase in Authorized Capital Stock of Digital Telecommunications Philippines, Inc. (Digitel)

(a)	The Board ratified the Company’s issuance of (i) a notice to convert all the 2013 Convertible Bonds issued by Digitel and held by PLDT into Digitel common shares, based on their redemption value of US$24,748,793 or P1,087,461,975 as of the conversion date of December 8, 2011 (the “2013 Bonds”), and (ii) a notice to exchange 15.58% of the 2014 Exchangeable Bonds issued by Digitel Capital Philippines Ltd. (DCPL) and held by PLDT into Digitel common shares, based on the redemption value of US$66,284,434 or P2,912,538,025 as of the exchange date of December 8, 2011 (the “2014 Bonds” and together with the 2013 Bonds, the “Digitel Bonds”).

(b)	The Board authorized the Company to subscribe for 4.0 billion Digitel common shares, at the subscription price of P1.00 per share or a total subscription price of P4.0 billion (the “Subscription Price”), in connection with the increase in authorized capital stock of Digitel from P9.0 billion to P25.0 billion divided into 25.0 billion shares, each with a par value of P1.00, and to assign or surrender to Digitel the Digitel Bonds as payment for the Subscription Price.

Page 6 of 8

Exhibit 1

D.	Declaration of Dividends

The Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at June 30, 2011, which are sufficient to cover the total amount of dividends declared:

a.	?1.00 per outstanding share of the Company’s Series H 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2011, payable on January 19, 2012 to the holders of record on January 3, 2012.

b.	?1.00 per outstanding share of the Company’s Series L 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2011, payable on January 19, 2012 to the holders of record on January 3, 2012.

c.	?1.00 per outstanding share of the Company’s Series M 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2011, payable on January 19, 2012 to the holders of record on January 3, 2012.

d.	?1.00 per outstanding share of the Company’s Series Y 10% Cumulative Convertible Preferred Stock, for the annual period ending December 31, 2011, payable on January 19, 2012 to the holders of record on January 3, 2012.

e.	Final dividend of ?0.0027 per day per outstanding share of Series A, I, R, W, AA and BB 10% Cumulative Convertible Preferred Stock covering the period August 4, 2011 to January 19, 2012, payable on January 19, 2012 to the holders of record on October 10, 2011

f.	Final dividend of ?0.0027 per day per outstanding share of Series B, F, Q, V and Z 10% Cumulative Convertible Preferred Stock covering the period September 2, 2011 to January 19, 2012, payable on January 19, 2012 to the holders of record on October 10, 2011

g.	Final dividend of ?0.0027 per day per outstanding share of Series E, K, O and U 10% Cumulative Convertible Preferred Stock covering the period October 8, 2011 to January 19, 2012, payable on January 19, 2012 to the holders of record on October 10, 2011

h.	Final dividend of ?0.0027 per day per outstanding share of Series C, D, J, T and X 10% Cumulative Convertible Preferred Stock covering the period October 21, 2011 to January 19, 2012, payable on January 19, 2012 to the holders of record on October 10, 2011

i.	Final dividend of ?0.0027 per day per outstanding share of Series G, N, P and S 10% Cumulative Convertible Preferred Stock covering the period December 2, 2011 to January 19, 2012, payable on January 19, 2012 to the holders of record on October 10, 2011

Page 7 of 8

Exhibit 1

j.	Final dividend of ?0.0027 per day per outstanding share of Series H, L, M and Y 10% Cumulative Convertible Preferred Stock covering the period January 4, 2012 to January 19, 2012, payable on January 19, 2012 to the holders of record on October 10, 2011

k.	Final dividend of ?0.0027 per day per outstanding share of Series CC 10% Cumulative Convertible Preferred Stock covering the period February 25, 2011 to January 19, 2012, payable on January 19, 2012 to the holders of record on October 10, 2011

l.	Final dividend of ?0.0027 per day per outstanding share of Series DD and FF 10% Cumulative Convertible Preferred Stock covering the period February 11, 2011 to January 19, 2012, payable on January 19, 2012 to the holders of record on October 10, 2011

m.	Final dividend of ?0.0027 per day per outstanding share of Series EE 10% Cumulative Convertible Preferred Stock covering the period April 29, 2011 to January 19, 2012, payable on January 19, 2012 to the holders of record on October 10, 2011

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

December 6, 2011

Page 8 of 8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: December 6, 2011